UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2019

Sagoon Inc.

(Exact name of registrant as specified in its charter)

Commission File No. 24R-00084

Delaware	20-5886599

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1980 Teasel Ct. Woodbridge, VA	22192

(Address of principal executive offices)	(Zip Code)

703-762-6560

Registrant’s telephone number, including area code

Class C Common Stock

(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

BUSINESS	- 1 -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 4 -

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	- 8 -

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	- 10 -

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	- 10 -

OTHER INFORMATION	- 10 -

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDING DECEMBER 31, 2019 AND DECEMBER 31, 2018	- 12 -

In this Annual Report, the term “Sagoon,” “we,” “us,” “our,” or “the Company” refers to Sagoon Inc.

Due to circumstances related to COVID-19, we were unable to meet our April 29, 2020 annual report filing requirements for securities sold pursuant to Regulation A and have relied on the temporary relief granted by the Securities and Exchange Commission pursuant to Rule 257(f) of the Securities Act. COVID-19 impacted our ability to prepare our financial statements and this annual report.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ii

Item 1. Business

Sagoon is a social commerce platform that helps people to build their social connection and to make their social connection more meaningful, productive and secure with its social path: CONNECT – SHARE – EARN.

Sagoon’s mission is to change the way people use and interact on social media today. Sagoon plans to be a pioneer in monetizing social media, enabling users to earn financial rewards while connecting with others and sharing personal experiences.

We call Sagoon a “social movement” – CONNECT – SHARE – EARN

CONNECT: Sagoon wants people to go beyond simply connecting and instead to build meaningful and productive relationships.

SHARE: Sagoon’s aim is to enrich the quality of interactions with friends and loved ones. Users can share knowledge and experience as a form of image, videos and texts.

EARN: Sagoon wants to share its earnings with its users. Users spending time with Sagoon should learn, enjoy, and eventually earn cash rewards.

We aim to be “Social Gifting” Company

We believe reinventing the concept of social gifting would improve the relationships of people.

While Sagoon has not yet generated any revenues and there can be no assurance that we will generate revenues in the future, Sagoon has been used by more than 3,000,000 people across the globe. The largest number of our users is in India, followed by Nepal and the United States. We believe we will continue to gain more users internationally.

Supported by popular news and media in Nepal and India, we have received extensive media coverage. We currently have approximately 16 full-time employees based in the United States, India and Nepal. The company’s operations and finance are managed in the United States, technical development is done in India and marketing is carried out from Nepal.

The Problem

We have found most of today’s social networks are built around a time-consuming networking concept. We believe, this makes millions of lives unnecessarily complicated. All too often, we have seen our “friends” on social media appearing to enjoy an expensive and exciting lifestyle. In the end, this doesn’t usually provide a solution to our needs; instead, it creates envy and social isolation.

As a result, many people are searching for new ways to engage with real friends and create more meaningful relationships, while spending their time productively. Sagoon aims to change the way people use and interact on social media, with an online shopping and gifting feature.

Features include:

☐	Story sharing

☐	Mood Talk

☐	Private Messaging

☐	Scheduling

☐	Social Shopping/Gifting

At present, Sagoon is used by people of all ages. The primary product allows for the building of social connections and the sharing of stories, both publicly and privately. Additionally, it provides for the organization of daily tasks and schedules and the ability to “chat” seamlessly through MoodTalk. The current features are available on Android iOS and Web.

Features Currently Available on the Android Platform:

My Day – this feature has a section that highlights your current location whenever you log into Sagoon; in addition, local time and weather reports help travelers to plan their day.

☐	Share Schedule – a tool for scheduling meetings and creating timetables; this can be shared with co-workers and family members so that your spouse, for example, can know where you are without wasting time or money texting or phoning.

☐	Share To-Do List – an online tool to help track your projects, tasks and chores – again this can be shared with partners, family members, etc.

☐	Send Reminder – a useful online tool for those of us who tend to forget tasks or appointments.

Share Story– a messaging service with a 220-character limit. Users can post messages as ‘Open Secrets,” allowing all contacts to view, like or dislike, or post secretly with a private message that will vanish after it has been read.

MoodTalk – an online “chat” tool that helps you to communicate using “moods” (happy, sad, sick, awesome, etc.), letting your moods do the talking while you chat. Chats also vanish automatically after 24 hours.

Features Currently Available on the Android, iOS and Web Platform:

Sagoon Lite - Sagoon Lite is a simple way to capture and share world’s hidden stories.

People express FREELY by sharing their interests, experiences, knowledge and moments: what’s happening around you every day?

The Sagoon Lite app is small, so it saves data on your phone, loads swiftly and runs efficiently on all connections including 2G and 3G networks.

Social Smart Card

The Social Smart Card is a digital card for all the shopping and gifting needs of users. It will allow Sagoon users to earn money while shopping, redeeming coupons and gifting their loved ones.

Why We Believe Sagoon is a Game Changer

We believe that Sagoon’s platform will be a pioneer in its field with the innovative idea that users can make social connections while also sharing personal stories and earning money. Once users sign up, they will receive a “digital Smart Card” that allows users to redeem coupons, give gifts, and also earn financial rewards.

The Market

We are global. Our first target markets include the United States and South Asia. The United States and South Asia have 1.1 billion internet and social media users. India, by contrast, has up to 627 million internet and social media users.

The United States and India have a combined $300 billion gifting and advertising markets. During 2017 the United States generated $41 billion from ad revenue in the social network advertising space. By contrast, during 2016 $31 billion worth of digital coupons was sold in the U.S. and $14 billion was sold in India. The total digital gift card volume is projected to reach $750 billion in the U.S. by 2024 and $14 billion in India by 2024.

Technology

Sagoon’s technology eliminates many barriers that exist in traditional methods of computing and therefore makes its process faster and less expensive. Sagoon was developed based on the latest technology and plans to use semantic technology and Natural Language Process, Machine Learning, Artificial Intelligent and Blockchain methods in future. We believe utilizing the aforementioned technology will result in significant savings in energy costs and data security.

Key People

Govinda Giri, founder of Sagoon, has more than 15 years of experience in Information Technology Enterprise Solutions, working with both the U.S. government and with private companies. Giri runs the company and as “chief architect” at Sagoon builds products and core technology.

Swati Dayal, co-founder, has more than eight years of experience working in the web and mobile space, and carries out the day-to-day work of Sagoon India, a private limited company wholly owned by Sagoon Inc.

In addition, Sagoon currently employs a key management team and approximately 16 full time employees, in India, US and Nepal. The management team continues to hire software developers and engineers and management to scale the business as needed.

Marketing and Advertising

At this time, our marketing efforts are minimal due to budgetary constraints. Currently, we reach out to potential users through social media campaigns, published news articles and content marketing. Sagoon intends to accept advertising by the end of 2020. We believe that this creates a spin cycle of positive outcomes: advertising attracts more users; an increased number of users attracts more advertising; and more advertising produces more revenue that is then shared by users.

Property

During December 2016, Sagoon entered into a non-cancelable operating lease agreement to lease office space in India. We received the first 5 months free, thus, accrued rent of $0 and $9,627 is recorded as of December 31, 2019 and 2018, respectively.

The company leases other office space for its operations under leases which have terms of one year or less. Rent expense for the years ended December 31, 2019 and 2018 was $39,088 and $101,018, respectively.

Item 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Annual Report.

Sagoon Inc. was formed December 29, 2006, as a Delaware Corporation, for the general purpose of owning and operating the Sagoon website, however, its operation started in January 2015. Sagoon has not generated any revenues.

Years Ended December 31, 2019 and 2018

Results of Operations

The company has never realized net profits and has been operating at a net loss since inception.

Revenue: For the years ended December 31, 2019 and 2018 we generated no revenue. We anticipate that we will eventually generate revenue through advertising and commissions from selling gift cards and coupons.

Operating Expenses: Operating expenses for the years ended December 31, 2019 and 2018 were $651,086 and $1,972,973 respectively, a 67% decrease year-over-year. We attribute this decrease primarily to decreased spending on sales and marketing and research and development. Sales and marketing decreased from $686,020 to $102,705. Research and development costs decreased from $753,788 to $194,867, general and administrative expenses decreased from $533,165 to $353,514.

General and administrative: General and administrative expenses for the years ended December 31, 2019 and 2018 were $353,514 and $533,165, respectively, a 34% decrease year-over-year. In addition, due to the decrease in available capital, the company decreased non-essential expenditures related to salaries and wages, professional fees, and travel costs. Salaries and wages decreased from $97,904 to $78,113 for the years ended December 31, 2018 and 2019, respectively. Rent decreased from $89,018 to $39,088 for the years ended December 31, 2018 and 2019, respectively.

Sales and marketing: Sales and marketing expenses for the years ended December 31, 2019 and 2018 were $102,705 and $686,020, respectively, an 85% decrease year-over-year. The decrease was primarily due to the limited amount of capital in 2019 and therefore contributing to the decrease in sales and marketing expenses.

Research and development: Research and development expenses for the years ended December 31, 2019 and 2018 were $194,867 and $753,788, respectively, a 74% decrease year-over-year. The decrease was primarily due to the lack of capital in 2019 contributing to the company’s decrease in spending.

Other Expense: Other expense for the years ended December 31, 2019 and 2018 was $(87,295) and $(136,877) respectively, a 36% decrease year-over-year. The overall decrease was due to less interest expense due to the repayment of various notes payable and employee layoffs. As of December 31, 2019, the company had 16 full-time and part-time employees representing approximately $56,000 in monthly operating expenses.

Net Loss: As a result of the foregoing, net loss for the years ended December 31, 2019 and 2018 was ($738,381) and ($2,109,850), respectively.

Liquidity and Capital Resources

We had net cash of $110,493 and $225,012 at December 31, 2019 and 2018, respectively.

During the years ended December 31, 2019 and 2018, we used cash flows in operations in the amounts of ($645,630) and ($1,934,841) respectively. Cash used in investing activities during the years ended December 31, 2019 and 2018, was $0 and ($10,400), respectively. To date investing activities have been minimal and have consisted of the purchase of property and equipment used in our operations.

Cash provided by financing activities during the years ended December 31, 2019 and 2018 was $543,707 and $1,888,335, respectively. Since inception, the company has been dependent upon the sale of common stock, proceeds from notes payable and short-term advances from related parties.  During the year ended December 31, 2019, the company sold 13,045 shares of Class C common stock at a price per share of $23 for gross proceeds of $300,065. The company may continue to pursue additional funding through the sale of its securities utilizing Rule 506(c) of Regulation D in order to meet its liquidity obligations. Such sales may be on similar or different terms than those included in our ongoing Regulation A offering. Since inception, the company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the company. As of December 31, 2019, and 2018, principal amounts due to the Chief Executive Officer and shareholders under these loans were $256,797 and $269,797. The company’s total liabilities at December 31, 2019 were $1,138,798.

Plan of Operations

Although the company is not yet generating revenue and is not currently profitable, we believe we have in place a strategy to begin generating revenues and accelerating user acquisition. Our revenue strategy is centered on commissions for sales of gift cards, increased user engagement from the Social Smart Card, and higher value display advertising resulting from that increased user engagement. We believe we will be able to begin generating revenues from each of these revenue categories in 2020.

Our plan of operations over the next twelve months consists of the following:

PRODUCT DEVELOPMENT AND SUPPORT

☐	Continue adding features on desktop and mobile apps -iOS and Android platform.

☐	Launch It’s Me - a professional and personal page.

☐	Continue adding features and retail partners on Social Smart Card - a shopping and gifting card.

PRODUCT INFRASTRUCTURE AND PROPRIETARY TECHNOLOGY

☐	Develop robust technology infrastructure to support millions of users engaging and communicating through web desktop and iOS and Android apps.

☐	Develop and integrate big data structure and algorithm to support user data and communication, shopping and gifting and monetization system.

☐	Develop Artificial Intelligence (Al Technology).

BUSINESS DEVELOPMENT, MARKETING AND OFFICE EXPANSION

☐	Marketing for user growth to acquire millions of additional users

☐	Expand the office space in Northern Virginia, U.S.

☐	Develop partnership with retail vendors and sell channels to implement “Social Smart Card” in India and US.

☐	Run events for product launch, branding and tradeshow.

We believe that we require approximately $3 million to conduct planned operations for the next 12 months. We believe that the resources we currently have at hand would permit planned operations for four months. We anticipate we may attempt to raise additional capital through the sale of additional securities in additional offerings, or through other methods of obtaining financing such as through loans or other debt. We cannot assure that we will have sufficient capital to finance our growth and business operations in the future or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Trend Information

Our target market encompasses the world’s 1.1 billion social media users in the United States and South Asia. We have a strong media reputation in South Asia. In addition, we have more than 147,000 Facebook followers globally.

The company currently has no sales and limited marketing and/or distribution capabilities. The company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the company has limited capital to devote sales and marketing.

The company's industry is characterized by rapid changes in technology and customer demands. As a result, the company's products may quickly become obsolete and unmarketable. The company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis.

Update Since the Initial Regulation A Offering

In July 2017, the company commenced a Regulation A offering. The Regulation A offering consists of Class C Common Stock. The company sold a total of $4,587,133 in Class C Common Stock under the Regulation A offering, which closed in July 26, 2018.

In July 2018, we launched an offering under Regulation CF, which to date has raised gross proceeds of $202,469.

In May 2019, the company commenced a Regulation D offering. The Regulation D offering consists of Class C Common Stock, offered at $23 per share. As of November 26, 2019, the company sold a total of $300,065 in Class C Common Stock under the Regulation D offering.

Since the Regulation A offering, Sagoon has taken numerous steps to further its social media footprint. In January 2018, Sagoon launched Android App and in January 2019, Sagoon launched Sagoon Lite on iOS, Android and web desktop. In October, 2019, Sagoon launched “Social Smart Card. In addition, we continue to develop our platform to support our growing user base.

Going Concern

The company’s accountants, Artesian CPA, LLC prepared the consolidated financial statements as of December 31, 2019 assuming that the company will continue as a going concern. The company has not generated profits since inception, has sustained net losses of $750,977 and $2,142,836 for the years ended December 31, 2019 and 2018, respectively, and has an accumulated deficit of $9,267,239 as of December 31, 2019. The company lacks liquidity to satisfy obligations as they come due and current liabilities exceed current assets by $1,028,305 as of December 31, 2019. These factors, among others, raise substantial doubt about the company’s ability to continue as a going concern.

Impact of COVID-19 on Our Operations

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

As disclosed in our offering circular filed as part of our Form 1-A on February 14, 2020, and supplemented on February 26, 2020, the Company is dependent on fundraising activities through Rule 506(c) of Regulation D, and Regulation A to support operations until the Company is able to generate revenues through advertising and commissions from the sale of gift cards and coupons. As a result of the economic disruption caused by COVID-19, the Company has experienced a decline in investment interest, which may impact the Company’s ability to continue operations.

Daily operation, product development and product release has slowed greatly due to the stay-at-home orders issued in Virginia and India. The Company expects that this may result in delays regarding product development and product release dates.

The Company is exploring all available avenues to reduce operating costs other than laying off employees. Areas the Company intends to reduce expenses for the foreseeable future include office space leases and marketing

The Company has applied for various government-backed loans. As of June 16, 2020, the Company has not received assistance. Depending on the overall length of the disruption, the ultimate financial impact on us cannot be reasonably estimated at this time.

Indebtedness

Recent Offerings of Securities and Outstanding Debt

During the past three years, the company has engaged in the following offerings of securities:

•	Commencing on September 1, 2015 and through March 27, 2017, the company sold $296,500 in notes payable, with an interest rate of 8% and payment due on demand, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.

•	From August thru October, 2016 the company sold $110,000 in convertible notes to 5 holders. The convertible notes have an interest rate of 15% and maturity dates three years from the date of issuance (dates ranging from August to October 2019). The convertible notes were sold pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.

•	In October, 2016, the company sold $300,000 in notes payable, with an interest rate of 12% and maturity date of October 1, 2018, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.

•	From August to December, 2016 the company sold $90,000 in notes payable to various shareholders. The notes payable has interest rates ranging from 8%-12% and maturity dates one year from the date of issuance (dates ranging from August to December 2017). The notes payable were sold pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.

•	In August 2016, the company sold 8,501 shares of Class C common stock, pursuant to Rule 506(c) of Regulation D. The company used the proceeds from that offering for general operations.

•	During September, 2016, the company sold 96,057 shares of Class C common stock, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.

•	The company sold a total of $4,587,133 in Class C Common Stock under a Regulation A offering which closed in July 26, 2018.

•	The company sold a total of $202,469 in Class C Common Stock under a Regulation CF offering which closed in January 2019.

•	On November 28, 2018, the company entered into an investment agreement with HT Singapore. The agreement is valued at up to $5,000,000. As consideration to entering into the investment agreement and related documents Sagoon has provided HT Singapore with a warrant to acquire a certain number of Class C Common Stock of the company. 152,174 shares of Class C Common Stock have been reserved in the event the warrant is exercised

•	On April 22, 2019, the company entered into a Loan Agreement with Chetnath Bhandari. The loan is for $25,000. Bhandari has the option to convert his loan into company stock or convertible note at the valuation of a later funding round. The annual interest rate is 8%. The company used the proceeds from that offering for general operations.

•	On September 9, 2019, the company entered into a Loan Agreement with Gunaraj Luitel. The loan is for $25,000. Luitel has the option to convert his loan into company stock or convertible note at the valuation of a later funding round. The annual interest rate is 6%. The company used the proceeds from that offering for general operations.

•	From May 2019 until December 31, 2019 the company sold 11,524 shares of Class C common stock, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.

•	On February 24, 2020 the company commenced a Regulation A offering. As of June 16, 2020, the company sold 4080 shares of Class C common stock, pursuant to Regulation A. The company used the proceeds from that offering for general operations.

Item 3.

Directors, Executive Officers and Significant Employees

The directors, executive officers and significant employees of the company as of December 31, 2019 are as follows:

Name	Position	Age	Term of Office	Full or part time
Executive Officers:
Govinda Giri	Chief Executive Officer	52	9/2013 to present	Full
Swati Dayal	Chief Operations Officer	31	9/2013 to present	Full
Kabindra Sitoula	Chief Marketing Officer	50	7/2014 to present	Full

Directors:
Govinda Giri	Director	52	9/2013 to present	Full

GOVINDA GIRI, FOUNDER AND CEO

Govinda Giri - the founder and CEO of Sagoon has studied Economic and Computer Science from Nepal and United States.  He has more than 20 years of working experience in management and IT solutions. Prior to launching Sagoon, he had worked for L3 Communication at Pentagon for 11 plus years as an IT support engineer in the Department of Army, Pentagon.  In September 2013, he quit his job and started developing the social commerce platform, which became Sagoon.

At Sagoon, Mr. Giri is responsible for deciding the overall direction of the company and product strategy. His expertise in network design and development of communication tools allows him to fulfill his role of “chief architect” at Sagoon. Additionally, he manages the service and development of Sagoon’s core technology and infrastructure.

Mr. Giri is a Cisco-certified network professional and a Microsoft-certified system engineer, who holds a provisional patent for Random Vector Model Information Relation Method, a core technology developed to resolve computing problems. He has received many awards and accolades due to his contributions to the IT sector.

Born and raised in Nepal, Giri has been based in Washington, DC for over 25 years.

SWATI DAYAL, CO-FOUNDER

Swati Dayal- Co-founder of Sagoon, has over eight years of experience in web and mobile product design and development. Prior to joining Sagoon in 2014, she worked at Sparx Technologies (located in Noida, India) as a Senior UI/UX designer for Mobile and Web for more than 5 years. Ms. Dayal is Product and Operations Head at Sagoon, and is responsible for developing innovative products; managing operational systems; strategic planning, process and policy; and the successful delivery of the company’s goals and objectives.

KABIN SITOULA, CO-FOUNDER

Kabin Sitoula- Co-founder of Sagoon brings over 20 years of experience in finance and marketing in the private sector to his role as Sagoon’s community outreach specialist. Prior to joining Sagoon in 2014, Mr. Sitoula worked at Premier Financial Alliance as the qualified field director for more than 4 years. At Sagoon, he is responsible for building market strategies, and raising funds and awareness among the members of the local community. He currently works part-time with the company and is also a self-employed realtor and insurance agent.

DR. SATYAM PRIYADARSHY, ADVISOR

Dr. Satyam Priyadarshy, Ph.D., MBA served as Chief Technology Officer of RKA Enterprises LLC. Dr. Priyadarshy serves as Advisor of VendorStack, Inc. Dr. Priyadarshy has over 20 years of technology expertise and extensive business acumen. Before joining Foodem.com, he served as Chief Knowledge Officer of Network Solutions, LLC. He had Network Solutions a wealth of expertise including strategic, business, and technology consulting. He also co-founded RKR Group, Inc. He has 9+ years of experience at the leading Internet company (AOL) in various roles. In his last role, he was the co-founder of AOL Research Labs, in the office of the CTO. He has held many academic positions in different continents He held various positions including Senior Research Scientist among others at AOL, a unit of Time Warner, as well as multiple scientific positions at Rutgers, University of Pittsburgh, and The University of Sydney, Australia. He is an adjunct professor at the George Mason University School of Management and serves on the board of India International School, a non-profit organization engaged in enhancing the ancient cultural values of India. He has authored over 30 research papers and his research work has been profiled in many magazines. Dr. Priyadarshy received his MBA from the Pamplin School of Business at Virginia Tech and his Ph.D. from Indian Institute of Technology (IIT), Powai, Bombay (now Mumbai).

SARA HANKS, LEGAL ADVISOR

Ms. Hanks is the co-chair of SEC Advisory Committee on small & emerging companies. Formerly an SEC attorney and general counsel to the US Congressional Oversight Panel on TARP. Currently, Sara is the CEO of CrowdCheck, Inc. she has held this position since 2011.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

For the year ended December 31, 2019, Sagoon Inc. paid the following annualized salaries to its executive officers:

Name	Capacity In Which Compensation Was Received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Govinda Giri	Chief Executive Officer	$60,000	$0	$60,000
Swati Dayal	Chief Operations Officer	$33,000	$0	$33,000
Kabindra Sitoula	Chief Marketing Officer	$36,000	$0	$36,000

Currently, the directors of Sagoon, are not compensated by the company for their roles as directors. Govinda Giri is currently the sole director of the company. He is reimbursed for is expenses related to his participation on the board of directors. The company may choose to compensate the present director in the future, as well as compensate future directors.

Employment Agreements

As of December 31, 2019, Sagoon has 16 full-time representing approximately $56,000 in monthly operating expenses including web server hosting. All employees that are located in India have entered into an employment agreement with Sagoon.

As of January 1, 2018, Sagoon, Inc. entered into an employment agreement with its Chief Executive Officer, Govinda Giri.

As of June 1, 2018, Sagoon, Inc. entered into an employment agreement with its Whole Time Director (head of India operations), Swati Dayal.

As of December 31, 2019, we have not entered into any additional employment agreements with our executive officers. We may enter into employment agreements with them in the future. A stock incentive program for our directors, executive officers, employees and key consultants may be established in the future.

Employee Stock Incentive Plan

In the future, we may establish a management stock incentive plan pursuant to which stock options and awards may be authorized and granted to our directors, executive officers, employees and key employees or consultants. Details of such a plan have not been determined. Stock options or a significant equity ownership position in Sagoon may be utilized in the future to attract one or more new key senior executives to manage and facilitate our growth.

Board of Directors

Our board of directors currently consists of a single director – Govinda Giri. We may appoint additional independent directors to our board of directors in the future, particularly to serve on committees should they be established.

Committees of the Board of Directors

Currently, we have established a Board of Directors. We may establish an audit committee, compensation committee, a nominating, governance committee, and other committees in the future. Until such committees are established, the Board of Directors will act upon matters that would otherwise be addressed by such committees.

Item 4.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table reflects Sagoon’s voting securities: The following table sets forth information regarding beneficial ownership of the company’s management, directors, and holders of 10% or more of any class of our voting securities as of December 31, 2019.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Percent of total voting power
Class A Common Stock	Govinda Giri 1980 Teasel Court Woodbridge, VA 22192	2,361,000 Direct Ownership	N/A	100%	99.97%

Class B Common Stock is non-voting; Class C Common Stock has limited voting rights equal to one tenth (1/10) of one vote per share. Govinda Giri is the only officer holding Class A Common Stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within 60 days of the date of this PPM into Shares are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Item 5.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Since inception the company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the company. For loans provided to the company prior to December 31, 2015, most of these loans do not incur interest and are due upon demand.

During the year ended December 31, 2016, the company received $90,000 in proceeds, for which $15,000 in repayments have been made, which have interest rates varying from 8-12% per annum and maturing at various times in 2017. The remaining proceeds received in 2016 were non-interest bearing. As of December 31, 2019 and 2018, principal amounts due to the Chief Executive Officer and shareholders under the loans were $256,797 and $269,797, respectively. For the non-interest-bearing loans, the company imputed interest expense at 8.0%, the borrowing rate most likely available to them. During the years ended December 31, 2019 and 2018, the company recorded imputed interest expense related to these loans of $15,005 and $14,784, respectively. Interest expense for the years ended December 31, 2019 and 2018 was $4,450 and $4,400, respectively, with $19,650 and $15,200 in accrued interest due as of December 31, 2019 and 2018, respectively.

The company leases office space for its operations under a lease, which has a term of one year or less. Rent expense for the years ended December 31, 2019 and 2018 was $36,715 and $89,018, respectively. During 2019 and 2018, the company paid $2,373 and $12,000 respectively, to its Chief Executive Officer for rent.

Item 6.

OTHER INFORMATION

On April 22, 2020 the Company filed a form 1-U stating that it will not be able to meet the filing deadline, April 29, 2020, for its annual report on Form 1-K due to circumstances related to COVID-19. As a result, the Company intends to take advantage of relief afforded under Rule 257(f) of the Securities Act to file its Form 1-K as soon as possible prior to June 13, 2020.

Circumstances related to COVID-19 affecting the Company:

•	Consolidated Audit

o	The Company has not been able to complete its consolidated audit because a stay-at-home order in Virginia and India has prevented personnel from accessing and providing physical documentation to the Company’s independent auditors to enable them to complete their audit.

•	Ongoing Fundraising

o	As disclosed in our offering circular filed as part of our Form 1-A on February 14, 2020, and supplemented on February 26, 2020, the Company is dependent on fundraising activities through Rule 506(c) of Regulation D, and Regulation A to support operations until the Company is able to generate revenues through advertising and commissions from the sale of gift cards and coupons. As a result of the economic disruption caused by COVID-19, the Company has experienced a decline in investment interest, which may impact the Company’s ability to continue operations.

•	Product Release Delay

o	Daily operation, product development and product release has slowed greatly due to the stay-at-home orders issued in Virginia and India. The Company expects that this may result in delays regarding product development and product release dates.

•	Anticipated Operational Changes

o	The Company is exploring all available avenues to reduce operating costs other than laying off employees. Areas the Company intends to reduce expenses for the foreseeable future include office space leases and marketing.

•	Government Loans

o	The Company received $125,000 in payroll protection program loans (“PPP”). These loans provide for certain funding based on previous employment which in part may be forgivable under certain conditions. The remaining portion needs to be repaid over 2 years with a 6-month moratorium on payments and carry a 1% annual interest rate. These loans require no collateral nor personal guarantees.

Item 7.

FINANCIAL STATEMENTS

SAGOON, INC. AND SUBSIDIARIES

To the Stockholders of

Sagoon, Inc. and Subsidiaries

Woodbridge, Virginia

INDEPENDENT AUDITOR’S REPORT

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Sagoon, Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sagoon, Inc. and subsidiaries as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has not generated profits since inception, has sustained comprehensive losses of $750,977 and $2,142,836 for the years ended December 31, 2019 and 2018, respectively, and has an accumulated deficit of $9,267,239 as of December 31, 2019. The Company lacks liquidity to satisfy obligations as they come due and current liabilities exceed current assets by $1,028,305 as of December 31, 2019. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado

July 7, 2020

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2019	December 31, 2018
Assets
Current assets:
Cash	$110,493	$225,012
Total current assets	110,493	225,012

Property and equipment, net	7,023	12,505
Other assets	4,520	4,520
Total assets	$122,036	$242,037

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$274,775	$262,874
Accrued liabilities	200,263	156,893
Notes payable	196,963	66,949
Related party notes payable	256,797	269,797
Convertible debt - net of discounts of $0 and $16,993, respectively	210,000	193,007
Total current liabilities	1,138,798	949,520

Total liabilities	1,138,798	949,520

Commitments and contingencies

Stockholders' Deficit:
Class A Common Stock; par value $0.0001; 2,361,000 shares authorized, issued and outstanding at December 31, 2019 and 2018	236	236
Class B Common stock; par value $0.0001; 1,639,000 shares authorized, 989,800 issued and outstanding at December 31, 2019 and 2018	100	100
Class C Common Stock; par value $0.0001; 1,000,000 shares authorized, 357,456 and 344,411 issued and outstanding at December 31, 2019 and 2018, respectively	35	34
Additional paid-in capital	8,305,685	8,038,887
Subscriptions receivable	-	(174,899)
Accumulated deficit	(9,267,239)	(8,528,858)
Accumulated other comprehensive loss	(55,579)	(42,983)
Total stockholders' deficit	(1,016,762)	(707,483)
Total liabilities and stockholders' deficit	$122,036	$242,037

See Independent Auditor’s Report and accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Revenues	$-	$-

Cost of revenues	-	-

Gross profit	-	-

Operating expenses:
General and administrative	353,514	533,165
Sales and marketing	102,705	686,020
Research and development	194,867	753,788
Total operating expenses	651,086	1,972,973

Operating loss	(651,086)	(1,972,973)

Other expenses:
Interest expense	(87,295)	(136,877)
Total other expenses	(87,295)	(136,877)

Loss before provision for income taxes	(738,381)	(2,109,850)

Provision for income taxes	-	-

Net loss	(738,381)	(2,109,850)

Foreign currency translation loss	(12,596)	(32,986)

Other comprehensive loss	$(750,977)	$(2,142,836)

Basic and diluted net loss per common share	$(0.20)	$(0.59)
Weighted average shares outstanding - basic and diluted	3,700,472	3,646,390

 See Independent Auditor’s Report and accompanying notes to the consolidated financial statements.

 SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional	Subscriptions	Accumulated	Other Comprehensive	Total Stockholders'
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Receivable	Deficit	Loss	Deficit
December 31, 2017	2,361,000	$236	989,800	$100	232,304	$23	$5,826,568	$(155,688)	$(6,419,008)	$(9,997)	$(757,766)

Class C common stock issued for cash	-	-	-	-	112,107	11	2,580,280	(174,899)	-	-	2,405,392
Collection of subscription receivable	-	-	-	-	-	-	-	155,688	-	-	155,688
Offering costs	-	-	-	-	-	-	(382,745)	-	-	-	(382,745)
Imputed interest on related party notes	-	-	-	-	-	-	14,784	-	-	-	14,784
Net loss	-	-	-	-	-	-	-	-	(2,109,850)	(32,986)	(2,142,836)
December 31, 2018	2,361,000	236	989,800	100	344,411	34	8,038,887	(174,899)	(8,528,858)	(42,983)	(707,483)

Class C common stock issued for cash	-	-	-	-	13,045	1	300,064	-	-	-	300,065
Collection of subscription receivable	-	-	-	-	-	-	-	174,899	-	-	174,899
Offering costs	-	-	-	-	-	-	(48,271)	-	-	-	(48,271)
Imputed interest on related party notes	-	-	-	-	-	-	15,005	-	-	-	15,005
Net loss	-	-	-	-	-	-	-	-	(738,381)	(12,596)	(750,977)
December 31, 2019	2,361,000	$236	989,800	$100	357,456	$35	$8,305,685	$-	$(9,267,239)	$(55,579)	$(1,016,762)

See Independent Auditor’s Report and accompanying notes to consolidated financial statements.

 SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(738,381)	$(2,109,850)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5,365	8,190
Imputed interest on notes payable	15,005	14,784
Amortization of debt discount	16,993	32,887
Changes in operating assets and liabilities:
Accounts payable	11,901	89,276
Accrued liabilities	43,487	29,872
Net cash used in operating activities	(645,630)	(1,934,841)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(10,400)
Net cash used in investing activities	-	(10,400)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	474,964	2,561,080
Offering costs paid	(48,271)	(382,745)
Proceeds from notes payable	137,275	-
Repayment of notes payable	(7,261)	(300,000)
Proceeds from related party notes payable	25,000	40,000
Repayment of related party notes payable	(38,000)	(30,000)
Net cash provided by financing activities	543,707	1,888,335

Cash effects of foreign currency	(12,596)	(32,986)

Increase (decrease) in cash and cash equivalents	(114,519)	(89,892)
Cash and cash equivalents, beginning of year	225,012	314,904
Cash and cash equivalents, end of year	$110,493	$225,012

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$23,615
Cash paid for income taxes	$-	$-

See Independent Auditor’s Report and accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

NOTS TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND OPERATIONS

Sagoon, Inc. (the “Company”) was incorporated in the State of Delaware on December 29, 2006 (“Inception”).

The Company is a social media platform, and enables users to make connections, while also, thanks to a revenue sharing model with users, earning money for all the time spent on social media.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies of the Company are in accordance with the accounting principles generally accepted in the United States of America (“GAAP”) and are presented in United States Dollars (“USD”) using the accrual basis of accounting. Outlined below are those policies considered particularly significant.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Sagoon India Private Limited, an entity formed on January 12, 2015 under the laws of the nation of India. In addition, the consolidated financial statements include the accounts of another wholly owned subsidiary Sagoon Nepal Private Limited, an entity formed in July 2016. All significant intercompany transactions have been eliminated in the consolidation.

Going Concern

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. The Company, however, as of December 31, 2019 has incurred cumulative net losses of approximately $9.3 million since inception and has a working capital deficit of approximately $1,028,000. The Company currently has limited liquidity and has yet to generate revenues from operations. These factors cause substantial doubt about the Company's ability to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

Management anticipates that the Company will be dependent, for the foreseeable future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenues from our planned principal operations.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's consolidated financial condition and the results of its consolidated operations.

The Company currently has no sales and limited marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote to sales and marketing.

The Company's industry is characterized by rapid changes in technology and customer demands. As a result, the Company's products may quickly become obsolete and unmarketable. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis. Further, the Company's products must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products or enhanced versions of existing products. Also, the Company may not be able to adapt new or enhanced products to emerging industry standards, and the Company's new products may not be favorably received. Nor may we have the capital resources to further the development of existing and/or new ones.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The carrying amounts reported in the accompanying consolidated financial statements for current assets and current liabilities approximate the fair value because of the immediate or short-term maturities of the financial instruments.

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs such as quoted prices in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

As of December 31, 2019 and 2018, the Company's cash was considered a level 1 instrument. The Company does not have any level 2 and 3 instruments.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Deferred Rent

The Company accounts for lease rentals that have either escalating rents or a portion of free rent on a straight-line basis over the life of each lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the consolidated balance sheets. As of December 31, 2019 and 2018, the Company's liability related to such was $0 and $9,627, respectively, and included within accrued liabilities on the accompanying consolidated balance sheets.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete. This generally occurs as services are performed or the product is provided. During the years ended December 31, 2019 and 2018, the Company did not have any revenue generating operations.

Advertising Costs

The Company’s policy regarding advertising is to expense advertising when incurred.

Research and Development

The Company expenses research and development costs when incurred.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Stock-based Compensation

As of December 31, 2019, the Company has not issued any share-based payments to its employees or third-party consultants. The Company will account for stock options issued to employees and consultants under ASC 718 Compensation-Stock Compensation. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period.

The Company will measure compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company follows ASC 740, Income Taxes for recording the provision for income taxes. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted. The Company records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company includes interest and penalties related to income taxes, including unrecognized tax benefits, within the income tax provision.

The Company's income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

The Company recognizes windfall tax benefits associated with share-based awards directly to stockholders' equity only when realized. A windfall tax benefit occurs when the actual tax benefit realized by the Company upon an employee's disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that the Company had recorded. When assessing whether a tax benefit relating to share-based compensation has been realized, the Company follows the tax law ordering method, under which current year share-based compensation deductions are assumed to be utilized before net operating loss carryforwards and other tax attributes.

Basic (Loss) per Common Share

Basic (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents as of December 31, 2019 and 2018 related to convertible notes payable, for which the effects would be anti-dilutive. Therefore, basic loss per common share equals diluted loss per common share for the years ended December 31, 2019 and 2018.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, (“USD”), the reporting currency and the functional currency of our U.S. operations. The functional currency for the Company's subsidiary is their local currency in accordance with ASC 830 Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholder’s deficit, whereas gains or losses resulting from foreign currency transactions are included in results of operations. The effect of foreign currency translation gain (loss) has been reflected during the years ended December 31, 2019 and 2018.

Recently Issued Accounting Guidance

The Financial Accounting Standards Board issues Accounting Standard Updates (“ASUs” or “ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In May 2014, the FASB issued ASU No.  2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific requirements. ASU 2014-09 establishes a five-step revenue recognition process in which an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. The Company adopted this standard on January 1, 2018, with no impact on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the effect this guidance will have on its consolidated financial statements and related disclosures, however, the Company does not expect the impact to be material.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2019 and 2018 consisted of the following:

	December 31, 2019	December 31, 2018
Computers and software	$35,936	$36,110
Furniture	5,000	5,000
Less: Accumulated depreciation	(33,913)	(28,605)
Property and equipment, net	$7,023	$12,505

Depreciation expense for the years ended December 31, 2019 and 2018 was $5,365 and $8,190, respectively.

NOTE 4 - NOTES PAYABLE

Notes Payable

From December 2014 to September 2015, a third party paid $66,949 in payroll related expenditures on behalf of the Company. Under the terms of the verbal agreement, the amounts payable to the third party incur interest at a rate of 24% per annum with the principal and interest compounding on a monthly basis. As of December 31, 2019, the Company owed principal and accrued interest of $66,949 and $80,436, respectively. As of December 31, 2018, the Company owed principal and accrued interest of $66,949 and $64,369, respectively. The Company has agreed to various repayment scenarios, however, none have been complied with. Thus, the amounts are considered due on demand. Interest expense was $16,068 and $18,648 for the years ended December 31, 2019 and 2018, respectively.

Commencing on October 28, 2016, the Company borrowed a total of $300,000 from a third party to be used in operations. The Company received proceeds of $288,546, net of closing costs. Under the terms of the agreement, the loan is an interest only loan and incurs interest at 12% per annum with interest due monthly and the principal due October 1, 2018. The loan is secured by real property held by the co-founder. In October 2018, the Company repaid the loan.

During 2019, the Company issued notes to various third parties resulting in proceeds of $137,275. The notes incur interest at rates ranging from 8% to 10% per annum and have due dates of less than one year. As of December 31, 2019, principal and interest due on these notes was $130,013 and $3,280, respectively. Interest expense was $3,280 for the year ended December 31, 2019.

Convertible Notes Payable

In 2016 and 2017, the Company received total proceeds of $210,000 related to issuances of convertible notes payable to six holders. The proceeds were used for operations. The convertible notes payable incur interest at 15.0% per annum, due three years from the date of the initial issuance (dates ranging from August to October 2019) and convertible at $2.80 per share of Class C common stock. On the date of issuance, the Company was actively selling shares of its Class C common stock at $3.75 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $71,250 related to the beneficial conversion feature. In addition, the Company paid $5,000 in transaction costs in connection with the convertible notes payable. The discount is being amortizing using the straight-line method over the term of the convertible notes payable. During the years ended December 31, 2019 and 2018, the Company amortized $16,993 and $26,480, respectively, of the discount to interest expense. As of December 31, 2019 and 2018, a discount of $0 and $16,993, respectively, remained. Accrued interest as of December 31, 2019 and 2018 was $96,896 and $65,396, respectively. Interest expense was $31,500 and $31,500 for the years ended December 31, 2019 and 2018, respectively. The convertible notes payable are currently in default.

Related Party Notes Payable

Since inception the Company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the Company. For loans provided to the Company prior to December 31, 2015, most of these loans do not incur interest and are due upon demand. Loans issued in 2016 and subsequent have interest rates varying from 8-12% per annum and matured at various times in 2017 or are due on demand. Various notes are in default based on their maturity dates. As of December 31, 2019 and 2018, principal amounts due to the Chief Executive Officer and shareholders under these loans was $256,797 and $269,797, respectively. For the non-interest bearing loans, the Company imputed interest expense at 8.0%, the borrowing rate most likely available to them. During the years ended December 31, 2019 and 2018, the Company recorded imputed interest expense related to these loans of $15,005 and $14,784, respectively. Interest expense for the years ended December 31, 2019 and 2018 was $4,450 and $4,400, respectively, with $19,650 and $15,200 in accrued interest due as of December 31, 2019 and 2018, respectively.

NOTE 5 - STOCKHOLDERS' DEFICIT

Until June 2, 2016, the Company was authorized to issue 4,000,000 shares of $0.0001 par value common stock. On June 3, 2016, the Company amended their articles of incorporation and increased the total amount of authorized shares to 5,000,000 for which three classes of common stock were designated. Class A common stock for which 2,361,000 shares are designated. The Class A common stock have voting rights on a one for one basis. Class B common stock for which 1,639,000 shares are designated. The Class B common stock have no voting rights. Class C common stock for which 1,000,000 shares are designated. The Class C common stock have voting rights equal to one tenth (1/10) of one vote per share.

During the year ended December 31, 2019, the Company sold 13,045 shares of Class C common stock at a per share price of $23 for gross cash proceeds of $300,065.

During the year ended December 31, 2018, the Company sold 112,107 shares of Class C common stock at a per share price of $23 for gross cash proceeds of $2,580,291, for which $174,899 was recorded as a subscription receivable and collected in 2019.

The costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense. During the years ended December 31, 2019 and 2018, the Company included $48,271 and $382,745 of offering costs as an offset to the proceeds from the sale of Class C shares, respectively.

See Note 4 for discussion related to imputed interest and conversion of note into shares of Class C common stock.

Warrants

In November 2018, the Company entered into an agreement with advertising conglomerate located within Singapore. Under the terms of the agreement, the Company has committed to purchasing a minimum amount of advertising over a period of five years. The annual minimum commitment is $500,000 for which any remaining amount per a particular year is rolled over to the subsequent year. In addition, the Company granted warrants to purchase up to $3.5 million worth of the Company's Class C common stock for a period of five years. The exercise price of the warrants is currently $23 for which equates to 152,174 warrants. Upon exercise of the warrants by the investor, the Company is required to remit the proceeds back to the investor as a payment on the minimum advertising amounts. Thus, the transaction is in tandem to issuing warrants (shares of Class C common stock) for advertising. As of December 31, 2018, the investor hadn't exercised any warrants and thus no amounts were remitted back for adverting services. In addition, the Company had yet to engage or benefit from the advertising services. The Company expects to record the value of the warrants over the period to which the benefit will be received. Thus, the warrants will be valued at the point in which they are exercised and expensed over the expected advertising period.

In addition, the Company has an option to repurchase the Class C common stock at the higher of: (a) the pro rata value of the investors Class C common stock based upon the value of the Company in the most recent round of funding; (b) the aggregate amount of the investment plus a 15% return; and (c) the fair market value of the Company performed by a independent valuation.

Additionally, the Company will use its best efforts within the next five years to file an initial public offering. If unsuccessful, the investor has the right to demand repayment of the total amount of the investment.

During the year ended December 31, 2019, the investor exercised warrants to purchase 15,217 shares of Class C common stock at a price of $23 per share for which proceeds of $350,000 were received by the Company. The Company then remitted the proceeds back to the investor as a payment toward advertising services. As of December 31, 2019, the related asset and liability of $350,000 have been netted for financial statement presentation purposes on the accompanying consolidated balance sheet and statement of cash flows due to the fact that there has been no ongoing communication with the advertising conglomerate and the share certificates have not been physically issued.

NOTE 6 - INCOME TAXES

The provision for income taxes consisted of the following for the years ended December 31, 2019 and 2018:

	2019	2018
Income tax benefit attributable to:
Net loss	$(199,363)	$(575,366)
Permanent differences	4,051	3,806
Valuation allowance	195,312	571,560
Net provision for income tax	$-	$-

Net deferred tax assets consisted of the following components as of December 31, 2019 and 2018:

	2019	2018
Deferred tax asset attributable to:
Net operating loss carryover	$1,740,651	$1,545,339
Valuation allowance	(1,740,651)	(1,545,339)
Net deferred tax asset	$-	$-

During the years ended December 31, 2019 and 2018, the valuation allowance increased by $195,312 and $571,560, respectively.  At December 31, 2019, the Company had approximately $6,188,000 of federal and state gross net operating losses available. The net operating loss carry forward, if not utilized, will begin to expire in 2034 for federal and state purposes.

Based on the available objective evidence, including the Company’s limited operating history and current liabilities in excess of assets, management believes it is more likely than not that the net deferred tax assets at December 31, 2019 and 2018, will not be fully realizable. Due to the uncertainty surrounding realization of the deferred tax asset, the Company has provided a full valuation allowance against its net deferred tax assets at December 31, 2019 and 2018.

The Company files income tax returns in the U.S., Indian and Nepal jurisdiction. Income tax returns filed for fiscal years 2015 and earlier are not subject to examination by U.S. federal state tax authorities. Income tax returns for fiscal years 2015 through 2019 remain open to examination by tax authorities in the U.S. and India. The Company believes that it has made adequate provisions for all income tax uncertainties pertaining to these open tax years. There are no open tax examinations.

At December 31, 2019 and 2018, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Lease

During December 2016, the Company entered into a non-cancelable operating lease agreement to lease office space in India through December 2019. The Company received the first five (5) months free, thus, accrued rent of $0 and $9,627 is recorded as of December 31, 2019 and 2018, respectively.

The Company leases other office space for its operations under leases in which have terms of one year or less. Rent expense for the years ended December 31, 2019 and 2018 was $36,715 and $89,018, respectively.

During the years ended December 31, 2019 and 2018, the Company paid $2,373 and $12,000, respectively, to its CEO for rent.

Warrant

See Note 5 for discussion of the granting of a warrant.

NOTE 8 - RELATED PARTY TRANSACTIONS

See Notes 4, 5 and 7 for discussion of transactions with related parties.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to July 7, 2020, the release date of these financial statements.

Subsequent to December 31, 2019, the Company issued a one-year promissory note for proceeds of $75,000. Interest accrues at 7.5% per annum and the note matures in March 2021. Loan closing costs of $19,000 will be amortized to interest expense over the term of the note.

Subsequent to December 31, 2019, the Company sold 9,579 shares of Class C common stock for gross proceeds of approximately $220,000.

The Company received $125,000 in payroll protection program loans (“PPP”).  These loans provide for certain funding based on previous employment which in part may be forgivable under certain conditions. The remaining portion needs to be repaid over 2 years with a 6-month moratorium on payments and carry a 1% annual interest rate. These loans require no collateral nor personal guarantees.

In December 2019, a novel strain of coronavirus surfaced. The spread of COVID-19 around the world in 2020 has caused significant volatility in U.S. and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies and, as such, the Company is unable to determine if it will have a material impact to its operations. The Company’s operations as of the report release date of these financial statements have not been affected, but may be affected in the future, by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, was declared a pandemic by the World Health Organization. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows. Possible areas that may be affected include, but are not limited to, disruption to the Company’s labor workforce, unavailability of products and supplies used in operations, and the decline in value of assets held by the Company.

Item 8.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Charter documents (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420417000076/v455995_ex2.htm )
2.2	Amended and Restated Bylaws (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420417032393/v468671_ex2.htm )
6.1	Investment Agreement between Sagoon Inc. and Sagoon, LLC (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420417002868/v456646_ex6.htm)
6.2	Employment Agreement between Sagoon Inc. and Govinda Giri dated January 1, 2018 (Filed as an exhibit to the Sagoon Inc. Form 1-K (Commission File No. 24R-00084) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420418022172/tv491091_ex6-2.htm)
6.3	Lease agreement between Vatika Ltd., Vatika I.T. Parks Private Limited and Sagoon India Pvt. Ltd. dated January 5, 2017 (Filed as an exhibit to the Sagoon Inc. Form 1-K (Commission File No. 24R-00084) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420418022172/tv491091_ex6-3.htm)
6.4	HT Warrant Purchase Agreement dated November 28, 2018 between Sagoon Inc and HT Overseas PTE Ltd. (Filed as an exhibit to the Sagoon Inc. Form 1-K Commision File No. 24R-0084) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420419022496/tv520168_ex6-4.htm )
6.5	HT Warrant Agreement dated November 28, 2018 between Sagoon Inc and HT Overseas PTE Ltd. (Filed as an exhibit to the Sagoon Inc. Form 1-K Commision File No. 24R-0084) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000114420419022496/tv520168_ex6-5.htm)
6.6	Loan Agreement dated April 22, 2019 between Sagoon Inc and Chetnath Bhandari (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11120) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1639953/000110465920008942/tm206270d2_ex6-6.htm)
6.7	Loan Agreement dated September 9, 2019 between Sagoon Inc and Gunaraj Luitel (https://www.sec.gov/Archives/edgar/data/1639953/000110465920008942/tm206270d2_ex6-7.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woodbridge, State of Virginia, on July 9, 2020.

Sagoon Inc.

By: /s/ Govinda Giri
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

By: /s/ Govinda Giri
Govinda Giri
Chief Executive Officer and Sole Director
July 9, 2020

By: /s/ Govinda Giri
Govinda Giri
Interim Chief Financial Officer and Chief Accounting Officer
July 9, 2020